SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934

                            TRIDENT ROWAN GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89614K-10-6
                               ------------------
                                 (CUSIP Number)

                              Copy to:
Applewood Associates, L.P.                Stephen A. Cohen, Esq.
68 Wheatley Road                          Morrison Cohen Singer & Weinstein, LLP
Brookville, New York 11545                750 Lexington Avenue
Telephone (516) 626-3070                  New York, New York 10022
                                          Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 6, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space__.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Woodland Partners
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                             New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         140,000 shares                                     2.7%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            73,000 shares                                      1.4%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             140,000 shares                                     2.7%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         73,000 shares                                      1.4%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         213,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            4.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Barry Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         50,000 shares                                      1.0%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            423,000 shares                                     8.0%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             50,000 shares                                      1.0%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         423,000 shares                                     8.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         473,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            9.0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                               Marilyn Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         0 shares                                             0%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            213,000 shares                                     4.1%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             0 shares                                             0%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         213,000 shares                                     4.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         213,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            4.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                    The Rubenstein Family Limited Partnership
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                             New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         20,000 shares                                      0.4%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            193,000 shares                                     3.7%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             20,000 shares                                      0.4%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         193,000 shares                                     3.7%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         213,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            4.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
               The Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                             New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         0 shares                                             0%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            0 shares                                             0%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             0 shares                                             0%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         0 shares                                             0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         0 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                              0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                Brian Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         3,000 shares                                       0.1%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            0 shares                                             0%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             3,000 shares                                       0.1%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         0 shares                                             0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         3,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            0.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                           Applewood Associates, L.P.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                             New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         260,000 shares                                     5.0%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            0 shares                                             0%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             260,000 shares                                     5.0%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         0 shares                                             0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         260,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            5.0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                  Irwin Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         20,000 shares                                      0.4%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            260,000 shares                                     5.0%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             20,000 shares                                      0.4%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         260,000 shares                                     5.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         280,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            5.4%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 9 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                 Barry Fingerhut
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, PF

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         20,000 shares                                      0.4%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            260,000 shares                                     5.0%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             20,000 shares                                      0.4%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         260,000 shares                                     5.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         280,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            5.4%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 10 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                             Applewood Capital Corp.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                             New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         0 shares                                             0%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            260,000 shares                                     5.0%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             0 shares                                             0%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         260,000 shares                                     5.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         260,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            5.0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 11 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                 Jonathan Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         0 shares                                             0%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            260,000 shares                                     5.0%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             0 shares                                             0%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         260,000 shares                                     5.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         260,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            5.0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 12 of 28 Pages

CUSIP
No. 89614K-10-6                        13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                   Seth Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|
       Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
                         0 shares                                             0%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially            260,000 shares                                     5.0%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting             0 shares                                             0%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                         260,000 shares                                     5.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                         260,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                            5.0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 13 of 28 Pages

      This statement, dated as of June 6, 1997, relates to the reporting persons' ownership of shares of Common Stock and Redeemable Common Stock Purchase Warrants of Trident Rowan Group, Inc. (the "Issuer"). On June 5, 1997, the Issuer offered 1,250,000 shares of Common Stock and 1,250,000 Redeemable Common Stock Purchase Warrants to the public in a public offering (the "Offering").

ITEM 1. Security and Issuer

            (a) Common Stock, $0.01 par value per share (the "Common Stock") (CUSIP No. 89614K-10-6).

            (b) Redeemable Common Stock Purchase Warrant (the "Warrant"), expiring on June 5, 2002, entitling the holder thereof to purchase one share of Common Stock at $7.20 per share (subject to adjustment in certain circumstances), exercisable as of June 5, 1997, the date of the Prospectus included in the Registration Statement registering the Common Stock and Warrants of the Issuer (CUSIP No. 89614K-11-4).

            (c)            Trident Rowan Group, Inc.
                            Two Worlds Fair Drive
                              Franklin Township
                          Somerset, New Jersey 08873

ITEM 2. Identity and Background

      1. (a) Woodland Partners, a general partnership organized under the laws of the State of New York.

            (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545

            (c) Principal Business: Investments.

            (d) No.

            (e) No.

                The general partners of Woodland Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).

      2. (a) Barry Rubenstein, a general partner of Woodland Partners, The Rubenstein Family Limited Partnership and Applewood Associates, L.P., a Trustee of The Marilyn and Barry Rubenstein Family Foundation, and a shareholder, an officer and director of Applewood Capital Corp.

            (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545


                               Page 14 of 28 Pages

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d) No.

            (e) No.

            (f) Citizenship: United States

                Barry Rubenstein is the husband of Marilyn Rubenstein and the father of Brian Rubenstein.

      3. (a) Marilyn Rubenstein, a general partner of Woodland Partners and The Rubenstein Family Limited Partnership, and a Trustee of The Marilyn and Barry Rubenstein Family Foundation.

            (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545

            (c) Principal Occupation: Housewife

            (d) No.

            (e) No.

            (f) Citizenship: United States

                Marilyn Rubenstein is the wife of Barry Rubenstein and the mother of Brian Rubenstein.

      4. (a) The Rubenstein Family Limited Partnership, a limited partnership organized under the laws of the State of New York (the "Rubenstein Partnership").

            (b) Address:
                        68 Wheatley Road
                        Brookville, New York  11545

            (c) Principal Business: Investments.

            (d) No.

            (e) No.

            Barry Rubenstein and Marilyn Rubenstein are the two general partners of the Rubenstein Partnership.

      5. (a) The Marilyn and Barry Rubenstein Family Foundation, an organization which is exempt from federal income taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").


                               Page 15 of 28 Pages

            (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545

            (c) Principal Business: Charitable Foundation.

            (d) No.

            (e) No.

                Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein are the Trustees of the Foundation.

      6. (a) Brian Rubenstein, one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.

            (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545

            (c) Principal Occupation: Corporate Finance Staff Analyst

            (d) No.

            (e) No.

            (f) Citizenship: United States.

                Brian Rubenstein is the son of Barry Rubenstein and Marilyn Rubenstein.

      7. (a) Applewood Associates, L.P., a limited partnership organized under the laws of the State of New York ("Applewood").

            (b) Address:
                        c/o Applewood Capital Corp.
                        68 Wheatley Road
                        Brookville, New York  11545

            (c) Principal Business: Investments.

            (d) No.

            (e) No.

                The general partners of Applewood are Applewood Capital Corp., Barry Rubenstein, Irwin Lieber and Barry Fingerhut.

      8. (a) Irwin Lieber, a general partner of Applewood and a shareholder, an officer and director of Applewood Capital Corp.


                               Page 16 of 28 Pages

            (b) Address:
                        767 Fifth Avenue
                        New York, New York  10153

            (c) Principal Occupation: Investment advisor.

            (d) No.

            (e) No.

            (f) Citizenship: United States

      9. (a) Barry Fingerhut, a general partner of Applewood and a shareholder, an officer and director of Applewood Capital Corp.

            (b) Address:
                        767 Fifth Avenue
                        New York, New York  10153

            (c) Principal Occupation: Investment advisor.

            (d) No.

            (e) No.

            (f) Citizenship: United States

      10. (a) Applewood Capital Corp., a corporation organized under the laws of the State of New York ("AC Corp.").

            (b) Address:
                        c/o Barry Rubenstein
                        68 Wheatley Road
                        Brookville, New York 11545

            (c) Principal Occupation: Investments.

            (d) No.

            (e) No.

                AC Corp. is a general partner of Applewood.

      11.   (a) Jonathan Lieber, is an officer of AC Corp.

            (b) Address:
                        767 Fifth Avenue
                        New York, New York  10153

            (c) Principal Occupation: Investments.


                               Page 17 of 28 Pages

            (d) No.

            (e) No.

            (f) Citizenship: United States

      12.   (a) Seth Lieber, is an officer of AC Corp.

            (b) Address:
                        767 Fifth Avenue
                        New York, New York  10153

            (c) Principal Occupation: Investments.

            (d) No.

            (e) No.

            (f) Citizenship: United States

ITEM 3. Source and Amounts of Funds or Other Consideration

            The individual reporting persons obtained funds for the purchase of the Common Stock and Warrants from their respective personal funds, working capital and/or other funds, the partnerships and corporation obtained funds for the purchase of the Common Stock and Warrants from their respective working capital and/or other funds and the Foundation obtained funds for the purchase of the Common Stock and Warrants from its other funds.

            The amount of funds used in making the purchases of the Common Stock and Warrants in the Offering and in the over-the-counter market are set forth below:


                               Page 18 of 28 Pages

            Name                                       Amount of Consideration
            ----                                       -----------------------

            Woodland Partners                                 $  547,500
            Barry Rubenstein Rollover IRA                     $  303,125
            The Rubenstein Family Limited Partnership         $   61,000
            The Marilyn and Barry Rubenstein
              Family Foundation                               $  152,500
            Brian Rubenstein                                  $   18,300
            Applewood Associates, L.P.                        $1,261,250
            Irwin Lieber                                      $  115,000
            Barry Fingerhut                                   $  115,000

ITEM 4. Purpose of Transaction.

            The reporting persons acquired their shares for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5. Interests in Securities of Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 5,152,540 shares of Common Stock outstanding as reported by the Issuer in its Prospectus, dated June 5, 1997, and does not include the 187,500 shares of Common Stock and 187,500 Warrants issuable upon the exercise of the underwriter's over-allotment option) of outstanding shares of Common Stock beneficially owned by each reporting person named in Item 2, as of June 9, 1997:


                               Page 19 of 28 Pages

                                        Shares of         Percentage of Shares
                                      Common Stock           of Common Stock
Name                               Beneficially Owned(1)   Beneficially Owned(1)
----                               ---------------------   ---------------------

Woodland Partners                     213,000(2)(3)                4.1%
Barry Rubenstein                      473,000(2)(4)                9.0%
Marilyn Rubenstein                    213,000(2)(3)                4.1%
The Rubenstein Family
   Limited Partnership                213,000(2)(3)                4.1%
The Marilyn and Barry Rubenstein
   Family Foundation                        0                        0%
Brian Rubenstein                        3,000                      0.4%
Applewood Associates, L.P.            260,000(5)                   5.0%
Barry Fingerhut                       280,000(2)(5)(6)             5.4%
Irwin Lieber                          280,000(2)(5)(6)             5.4%
Applewood Capital Corp.               260,000(2)(5)                5.0%
Seth Lieber                           260,000(2)(5)                5.0%
Jonathan Lieber                       260,000(2)(5)                5.0%

----------
1     Includes shares of Common Stock issuable upon the exercise of the
      Warrants.
2 The reporting person disclaims beneficial ownership of these securities, except to the extent of his, hers or its equity interest therein.
3 Includes 153,000 shares of Common Stock and 60,000 shares of Common Stock issuable upon the exercise of the Warrants.
4 Includes 353,000 shares of Common Stock and 120,000 shares of Common Stock issuable upon the exercise of the Warrants.
5 Includes 200,000 shares of Common Stock and 60,000 shares of Common Stock issuable upon the exercise of the Warrants.
6     Includes 20,000 shares of Common Stock.

      (b) Woodland Partners has sole power to vote and to dispose of 90,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 2.7% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 63,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon the exercise of Warrants, representing approximately 1.4% of the outstanding Common Stock.

            Barry Rubenstein, by virtue of being a general partner of Woodland Partners, Applewood Associates, and the Rubenstein Partnership, husband of Marilyn Rubenstein, father of Brian Rubenstein and a shareholder, an officer and director of AC Corp., may be deemed to have shared power to vote and to dispose of 303,000 shares of Common Stock and 120,000 shares of Common Stock issuable upon the exercise of Warrants, representing approximately 8.0% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 50,000 shares of Common Stock currently held in his Rollover IRA account, representing approximately 1.0% of the outstanding Common Stock.

            Marilyn Rubenstein, by virtue of being a general partner of Woodland Partners and the Rubenstein Partnership, wife of Barry Rubenstein and mother of Brian Rubenstein, may be deemed to have shared power to vote and to dispose of 153,000 shares of Common Stock and 60,000 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 4.1% of the outstanding Common Stock.


                               Page 20 of 28 Pages

            The Rubenstein Partnership has the sole power to vote and to dispose of 10,000 shares of Common Stock and 10,000 shares of Common Stock issuable upon the exercise of the Warrants, and may be deemed to have shared power to vote and to dispose of 143,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon the exercise of the Warrants.

            Brian Rubenstein has the sole power to vote and to dispose of 3,000 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

            Applewood Associates, L.P. has sole power to vote and to dispose of 200,000 shares of Common Stock and 60,000 shares of Common Stock issuable upon the exercise of Warrants, representing approximately 5.0% of the outstanding Common Stock.

            Barry Fingerhut, by virtue of being a general partner of Applewood and a shareholder, an officer and director of AC Corp., may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock and 60,000 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 5.0% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 20,000 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock.

            Irwin Lieber, by virtue of being a general partner of Applewood and a shareholder, an officer and director of AC Corp., may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock and 60,000 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 5.0% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 20,000 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock.

            Applewood Capital may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock, and 60,000 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 5.0% of the outstanding Common Stock.

            Jonathan Lieber, by virtue of being an officer of AC Corp., may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock and 60,000 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 5.0% of the outstanding Common Stock.

            Seth Lieber, by virtue of being an officer of AC Corp., may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock and 60,000 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 5.0% of the outstanding Common Stock.


                               Page 21 of 28 Pages

      (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from April 6, 1997 through June 9, 1997, inclusive:

                                             Number of shares of    Purchase or
                                               Common Stock(C)      Sales Price
                           Purchase or         or Warrants(W)       Per Share or
Name of Shareholder         Sale Date        Purchased or (Sold)    Per Warrant
-------------------         ---------        -------------------    -----------

Woodland Partners             6/6/97             50,000(C)*            $6.00
                              6/6/97             50,000(W)*            $0.10
                              6/6/97             40,000(C)**           $6.06

The Rubenstein                6/6/97             10,000(C)*            $6.00
   Family L.P.                6/6/97             10,000(W)*            $0.10

The Marilyn and Barry         6/6/97             25,000(C)*            $6.00
   Rubeinstein Family         6/6/97             25,000(W)*            $0.10
   Foundation                 6/6/97            (25,000)(C)**          $6.00
                              6/6/97            (25,000)(W)**          $ .94

Brian Rubenstein              6/6/97              3,000(C)*            $6.00
                              6/6/97              3,000(W)*            $0.10
                              6/6/97             (3,000)(W)**          $ .94

Applewood Associates, L.P.    6/6/97            200,000(C)**           $6.06
                              6/6/97             60,000(W)**           $ .81

Barry Rubenstein              6/6/97             50,000(C)**           $6.06
 R/O IRA

Irwin Lieber                  6/9/97             20,000(C)**           $5.75

Barry Fingerhut               6/9/97             20,000(C)**           $5.75

*     The shares of Common Stock or Warrants were purchased in the Offering.
** The shares of Common Stock or Warrants were purchased or sold in the over-the-counter market.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Not applicable.


                               Page 22 of 28 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            (a) Woodland Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Woodland Partners is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

            (b) The Rubenstein Partnership is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Rubenstein Partnership is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein. The limited partners have no voting or investment power over the Issuer's shares held by the Rubenstein Partnership.

            (c) The Foundation is a charitable trust organized under the laws of the State of New York. It is exempt from Federal income taxation pursuant to
Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as an organization described in Section 501(c)(3) of the Code. Pursuant to a trust agreement, voting and investment power over the shares of the Common Stock held by the Foundation is vested in its trustees - Barry Rubenstein, Marilyn Rubenstein and Brian Rubenstein.

            (d) Except for the circumstances discussed or referred to in paragraph (a) through (c) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7. Material to be Filed as Exhibits

            Exhibit A - Agreement, dated as of June 16, 1997, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

            Exhibit B - Power of Attorney, dated June 16, 1997, appointing Barry Rubenstein as attorney-in-fact for Brian Rubenstein.


                               Page 23 of 28 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, correct and complete.

Date: June 16, 1997

                                    APPLEWOOD ASSOCIATES, L.P.


                                    By: /s/ Irwin Lieber
                                        -----------------------------
                                        Irwin Lieber, a General Partner


                                    APPLEWOOD CAPITAL CORP.


                                    By: /s/ Barry Rubenstein
                                        -----------------------------
                                        Barry Rubenstein, President


                                    /s/ Barry Rubenstein
                                    ---------------------------------
                                    Barry Rubenstein


                                    /s/ Irwin Lieber
                                    ---------------------------------
                                    Irwin Lieber


                                    /s/ Barry Fingerhut
                                    ---------------------------------
                                    Barry Fingerhut


                                    /s/ Jonathan Lieber
                                    ---------------------------------
                                    Jonathan Lieber


                                    /s/ Seth Lieber
                                    ---------------------------------
                                    Seth Lieber


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                               Page 24 of 28 Pages

                                     WOODLAND PARTNERS


                                     By: /s/ Barry Rubenstein
                                         ---------------------------------
                                         Barry Rubenstein, a General Partner


                                     THE RUBENSTEIN FAMILY LIMITED
                                     PARTNERSHIP


                                     By: /s/ Barry Rubenstein
                                         ---------------------------------
                                         Barry Rubenstein , a General
                                         Partner


                                     THE MARILYN AND BARRY
                                     RUBENSTEIN FAMILY FOUNDATION


                                     By: /s/ Barry Rubenstein
                                         ---------------------------------
                                         Barry Rubenstein, a Trustee


                                     /s/ Marilyn Rubenstein
                                     -------------------------------------
                                     Marilyn Rubenstein


                                                      *
                                     -------------------------------------
                                     Brian Rubenstein


* /s/ Barry Rubenstein
-------------------------------------
Barry Rubenstein, Attorney-in-Fact

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                               Page 25 of 28 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D, including amendments thereto, with respect to the Common Stock, $.01 par value per share, of Trident Rowan Group, Inc. and that this Agreement be included as Exhibit to such Schedule.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 16th day of June, 1997.

                                    APPLEWOOD ASSOCIATES, L.P.


                                    By: /s/ Irwin Lieber
                                        -----------------------------
                                        Irwin Lieber, a General Partner


                                    APPLEWOOD CAPITAL CORP.


                                    By: /s/ Barry Rubenstein
                                        -----------------------------
                                        Barry Rubenstein, President


                                    /s/ Barry Rubenstein
                                    ---------------------------------
                                    Barry Rubenstein


                                    /s/ Irwin Lieber
                                    ---------------------------------
                                    Irwin Lieber


                                    /s/ Barry Fingerhut
                                    ---------------------------------
                                    Barry Fingerhut


                                    /s/ Jonathan Lieber
                                    ---------------------------------
                                    Jonathan Lieber


                                    /s/ Seth Lieber
                                    ---------------------------------
                                    Seth Lieber


                               Page 26 of 28 Pages

                                     WOODLAND PARTNERS


                                     By: /s/ Barry Rubenstein
                                         ---------------------------------
                                         Barry Rubenstein, a General Partner


                                     THE RUBENSTEIN FAMILY LIMITED
                                     PARTNERSHIP


                                     By: /s/ Barry Rubenstein
                                         ---------------------------------
                                         Barry Rubenstein , a General
                                         Partner


                                     THE MARILYN AND BARRY
                                     RUBENSTEIN FAMILY FOUNDATION


                                     By: /s/ Barry Rubenstein
                                         ---------------------------------
                                         Barry Rubenstein, a Trustee


                                     /s/ Marilyn Rubenstein
                                     -------------------------------------
                                     Marilyn Rubenstein


                                                      *
                                     -------------------------------------
                                     Brian Rubenstein


* /s/ Barry Rubenstein
-------------------------------------
Barry Rubenstein, Attorney-in-Fact


                               Page 27 of 28 Pages

                                    EXHIBIT B

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

      IN WITNESS WHEREOF, I have hereunto set my hand this 16th day of June, 1997.


                                    /s/ Brian Rubenstein
                                    ---------------------------------
                                    Brian Rubenstein


                               Page 28 of 28 Pages